Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

Registration Statement on Form S-4: 333-228154

On January 25, 2019, Univar’s Inc.’s CEO David Jukes sent certain employees of Univar Inc. and Nexeo Solutions, Inc. an email in the form below to announce the first level leadership team of Univar Solutions.

Dear Colleagues,

As we head towards Day 1 of the new Univar Solutions, a thorough process has been completed focused on examining the roles needed to successfully lead what will be a bold, fresh company and I’m pleased to officially announce the first level leadership team of Univar Solutions.

This team includes the leaders who report directly to me and oversee many of the most critical aspects of our combined company after closing. Establishing and assigning these roles is important as it allows us to move to the next step of preparation for a successful Day 1. It also allows us to start planning around role interdependencies and setting expectations for next steps.

The first level leadership team is comprised of 11 roles, each focused on delivering the full value of the combined company to our employees, customers, suppliers and investors. Starting with myself as President and Chief Executive Officer, the team will include:

Jorge Buckup – President Latin America (LATAM)

Jeff Carr – Senior Vice President and General Counsel

Kim Dickens – Senior Vice President and Chief Human Resources Officer

Mark Fisher – President USA

Ian Gresham – Vice President and Chief Digital Officer

Brian Herington – Senior Vice President and Chief Commercial Officer

Mike Hildebrand – President, Canada

Carl Lukach – Executive Vice President and Chief Financial Officer

Jennifer McIntyre – Senior Vice President and Chief Integration Officer

Nick Powell – President Europe, Middle East and Africa (EMEA) and Asia Pacific (APAC)

Shawn Williams – Executive Vice President, Plastics

There are two important new roles to this team: first is the role of Chief Commercial Officer, to be held by Brian Herington. This addition aligns sales force excellence with global marketing and supplier management, all under a global commercial strategy allowing us to become more than just the sum of our parts. The second is the role of Chief Digital Officer, to be held by Ian Gresham, providing a singular focus on further accelerating our journey to be the number one destination for digital content and commerce available in the market.

Information Technology is at the centre of how we will build Univar Solutions and will be a key differentiator to help us win. I’m delighted to share that Pat Jerding will be the Chief Information Officer (CIO), reporting to Carl Lukach. Univar’s Interim Chief Information Officer, Jennifer Steinmann, will work closely with Pat over the coming months, to transition duties as we focus IT on integrated financial systems and a centralized ERP platform for North America.

Having announced this senior level of leaders, the immediate next step will be to determine the second level of leadership for Univar Solutions, which I expect to be able to do prior to close. Immediately after close, we are preparing for the further design of Univar Solutions through multiple leadership working sessions facilitated by HR Business Partners.

Whilst all of this news is exciting, it’s important to understand that for now, nothing changes, and it is business-as-usual. That means maintaining focus on our existing priorities and remembering that we remain separate companies until the transaction closes, which subject to the satisfaction of the remaining closing conditions, is now expected to be completed in the first quarter of 2019.

Thanks to your dedication and hard work, I am confident in our ability to take the company successfully through this next stage of our transformation. Working together, we have the opportunity to create something truly special, where the best people, doing superb work, will create great results. In the meantime, stay safe and keep up the good work.

Sincerely,

David Jukes

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find it

In connection with the proposed transaction between Univar and Nexeo, Univar has filed a registration statement on Form S-4, that contains a preliminary prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). These materials are not yet final and will be amended. INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo after the registration statement becomes effective. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the definitive prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.